Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$35,000,000.00(1)	0.01102%	$3,857.00	(2)
Fees Previously Paid	-		-
Total Transaction Valuation	$35,000,000.00(1)
Total Fees Due for Filing			$3,857.00
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$3,857.00

(1) Calculated as the aggregate maximum purchase price for Common Units.

(2) Calculated at $110.20 per $1,000,000 of the Transaction Valuation.